                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 1 for the month of February 2002



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
          -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F
                   -----             -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes               No  X
             ---              ---



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                           BELZBERG TECHNOLOGIES INC.

         Belzberg Technologies Inc. filed the following document with the Toronto Stock Exchange:

         1. Press Release regarding a Normal course issuer bid, filed on February 6, 2002; and

         2. Transmittal letter re: annual form [Form 20-F](1), filed on February 4, 2002.

(1) Incorporated by reference to the Form 20-F filed on July 16, 2001.

         The above-referenced documents are filed as exhibits to this Form 6-K.

Exhibit  99.1.        Press Release

Exhibit  99.2.        Transmittal Letter


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 7, 2002


                                    BELZBERG TECHNOLOGIES INC.


                                    By: /s/ Lawrence Cyna
                                       --------------------------
                                    Lawrence Cyna
                                    Chief Financial Officer